# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Autonomix Medical, Inc., CIK 0001617867
CUSIP: 05330T205
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 21 WATERWAY AVENUE, SUITE 300, THE WOODLANDS, Texas (TX), 77380
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000902664-24-006824
Filed by CIK 0001677197

## Reporting persons
- Cavalry Fund I LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- C/M Capital Master Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- C/M Capital Partners, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Mercer Street Global Opportunity Fund, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Mercer Street Capital Partners, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Thomas Walsh: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Jonathan Juchno: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Autonomix Medical, Inc.
Address of issuer's principal executive offices: 21 Waterway Avenue, Suite 300, The Woodlands, TX 77380.

## Item 2. Person Filing
Name of person filing:
(i) Cavalry Fund I LP, a Delaware limited partnership ("Cavalry Fund I");

(ii) C/M Capital Master Fund, LP, a Delaware limited partnership ("C/M Master Fund");

(iii) C/M Capital Partners, LP, a Delaware limited partnership ("C/M Capital Partners");

(iv) Mercer Street Global Opportunity Fund, LLC, a Delaware limited liability company ("Mercer Fund," together with Cavalry Fund I and C/M Master Fund, the "Funds");

(v) Mercer Street Capital Partners, LLC, a Delaware limited liability company ("Mercer Capital Partners");

(vi) Thomas Walsh ("Mr. Walsh"); and

(vii) Jonathan Juchno ("Mr. Juchno").

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

This filing is filed by the Reporting Persons with respect to the common stock, par value $0.001 per share, of Autonomix Medical, Inc., a Delaware corporation, that were held by the Funds. C/M Capital Partners is the investment manager to Cavalry Fund I and C/M Master Fund. Messrs. Walsh and Juchno are the managing members of the general partner of C/M Capital Partners. Mercer Capital Partners is the investment manager to Mercer Fund. Mr. Juchno controls Mercer Capital Partners. Mr. Walsh may have been deemed to beneficially own the securities that were held by Cavalry Fund I and C/M Master Fund. Mr. Juchno may have been deemed to beneficially own the securities that were held by the Funds.
Address of principal business office or, if none, residence: The address of the business office of each of the Reporting Persons is 61 82 E. Allendale Rd. Ste 5B, Saddle River, New Jersey 07458.
Citizenship: Cavalry Fund I is a limited partnership organized under the laws of the State of Delaware. C/M Master Fund is a limited partnership organized under the laws of the State of Delaware. C/M Capital Partners is a limited partnership organized under the laws of the State of Delaware. Mercer Fund is a limited liability company organized under the laws of the State of Delaware. Mercer Capital Partners is a limited liability company organized under the laws of the State of Delaware. Mr. Walsh is a citizen of the United States. Mr. Juchno is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Percent of class: 0%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Cavalry Fund I LP: /s/ Thomas Walsh, By: Cavalry Fund I GP LLC, General Partner, By: Thomas Walsh, Manager (08/14/2025)
- C/M Capital Master Fund, LP: /s/ Thomas Walsh, By: C/M Global GP, LLC, its General Partner, By: Thomas Walsh, Manager (08/14/2025)
- C/M Capital Partners, LP: /s/ Thomas Walsh, By: Thomas Walsh, Partner (08/14/2025)
- Mercer Street Global Opportunity Fund, LLC: /s/ Jonathan Juchno, NFSO, LLC, its General Partner, By: Jonathan Juchno, Authorized Representative (08/14/2025)
- Mercer Street Capital Partners, LLC: /s/ Jonathan Juchno, Jonathan Juchno, Authorized Representative (08/14/2025)
- Thomas Walsh: /s/ Thomas Walsh, Thomas Walsh, individually (08/14/2025)
- Jonathan Juchno: /s/ Jonathan Juchno, Jonathan Juchno, individually (08/14/2025)